MIDAS SERIES TRUST
11 Hanover Square
New York, NY 10005

June 25, 2014

VIA EDGAR
Ms. Laura Hanson
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting
100 F Street N.E.
Washington D.C. 20549

Re:           Responses to Staff Comments on filings by Midas Series Trust

Dear Ms. Hanson:

On behalf of Midas Series Trust (the “Registrant”), set forth below are the comments that you (the “Staff”) provided by telephone on June 19, 2014 to me and Mr. Eric Paul C. Hwang, Chief Compliance Officer of the Registrant, concerning the Registrant’s prospectus dated April 30, 2014 (the “Prospectus”) and the Registrant’s annual report to shareholders for the period ended December 31, 2013 (the “Annual Report”) and our responses thereto.  Your comments are set forth in italics and are followed by our responses.

Comment:  During a recent review of the Prospectus, the Staff noted that, in the Risk/Return Summary Fee Table Example for Midas Perpetual Portfolio, the amounts under Three Years, Five Years, and Ten Years do not correspond with the Total Annual Fund Operating Expense ratio.

Response:  The Registrant agrees with the Staff’s comments and will update the Prospectus and Midas Perpetual Portfolio’s summary prospectus dated May 14, 2014 accordingly.

Comment:  Pursuant to § 210.6-04 of Regulation S-X, the Registrant should state the market value of securities on loan in the Report in:  1) a parenthetical next to “Investments at Value” in the Statement of Assets and Liabilities; 2) a footnote at the bottom of the Statement of Assets and Liabilities; or 3) a footnote to the portfolio holdings for each series of the Registrant.

Response:  In future reports to shareholders, the Registrant will state the market value of securities on loan for each series of the Registrant in:  1) a parenthetical next to “Investments at Value” in the Statement of Assets and Liabilities; 2) a footnote at the bottom of the Statement of Assets and Liabilities; or 3) a footnote to the portfolio holdings for each series of the Registrant.

*           *           *           *           *

The Registrant acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosures it makes in the Prospectus and the Report; (2) Staff comments or changes to disclosure in response to Staff comments with regards to the Prospectus or the Report reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Prospectus or the Report; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at 212-785-0900, extension 208, if you have any questions regarding the foregoing.  Thank you for your time and attention to this matter.

Sincerely

/s/ John F. Ramirez, Esq.

cc:  Thomas B. Winmill, Esq.
       R. Darell Mounts, Esq., K & L Gates LLP